UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

WEBER INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

94770D102
(CUSIP Number)

February 21, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS
MAD Private Family Trust Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on February 14, 2022 by the Reporting Person.  On February 21, 2023, pursuant to the Agreement and Plan of Merger dated December 11, 2022, by and among Weber Inc., a Delaware corporation (the “Issuer”), Ribeye Parent, LLC, a Delaware limited liability company (“Parent”), and Ribeye Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving company and as a wholly owned subsidiary of Parent.  As a result, this Amendment is being filed to disclose that the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.

ITEM 1.	(a)	Name of Issuer:

Weber Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1415 S. Roselle Road Palatine, Illinois 60067

ITEM 2.	(a)	Name of Person Filing:

MAD Private Family Trust Company LLC

	(b)	Address of Principal Business Office, or if None, Residence:

8805 Tamiami Trail N STE 356 Naples, FL 34108

	(c)	Citizenship or Place of Organization:

Florida

	(d)	Title of Class of Securities:

Class A common stock, par value $0.001 per share

	(e)	CUSIP Number:

94770D102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

The information required by Item 4 is set forth in Rows 5 – 11 of the cover page hereto and is incorporated herein by reference.

The securities previously reported herein were owned indirectly by certain trusts for the benefit of charity and members of Byron D. Trott’s family (the “MAD Family Trusts”) for which MAD Private Family Trust Company LLC holds sole voting and dispositive power. MAD Private Family Trust Company LLC exercises such voting and dispositive power through an investment committee consisting of three members. Each member has one vote, and the approval of a majority is required to approve an action. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting or dispositive decisions require the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAD PRIVATE FAMILY TRUST COMPANY LLC

By:	/s/ Richard D. Chapman
	Name:	Richard D. Chapman
	Title:	President

Dated: February 23, 2023